Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

June 13, 2023

FILED AS EDGAR CORRESPONDENCE

Karen L. Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Rossotto:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 337, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 341, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Legal & General Commodity Strategy Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Legal & General Investment Management America, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please revise the Fund’s investment objective to more clearly state the objective or goal of the Fund rather than the strategy by which the Fund will seek to achieve such objective or goal.

Response. The requested changes have been made.

2.	Comment. Please explain supplementally what accounts for the differences in shareholder servicing fees for W and R shares.

Response. The differences in shareholder servicing fees for W and R shares are a result of the different fees charged by the platforms on which the shares will be available. The W shares will be available to investors on wealth platforms, the R shares will be available to investors on retirement platforms, each of which charge different service fees.

3.	Comment. Please revise the second footnote to the “Annual Fund Operating Expenses” table to clarify that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund’s Total Annual Fund Operating Expenses (not including excluded expenses) are below the lesser of the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

Karen L. Rossotto, Esq.

June 13, 2023

Response. As drafted, the footnote provides in part that “…the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.” This language was previously revised for series of the Trust in response to prior Staff comments of this nature, and the Trust believes it adequately addresses the intention of the change that the Staff requests. Therefore, the Trust respectfully declines to make the requested change.

4.	Comment. In the “Principal Investment Strategies” section:

(i). Please revise the disclosure to clarify how the Fund’s strategy will be implemented, including a description of the Fund’s investment purpose (i.e., what the Fund is designed to do), for whom an investment in the Fund might be useful, the purposes behind the Commodity-Linked Portfolio and the Inflation-Linked Portfolio including what the allocations will be between the portfolios and what types of physical commodities the Fund will have material exposures to.

Response. The requested changes have been made.

(ii). Please clarify whether the Fund is intended to be an “index fund,” meaning it will seek to match the holdings of the indexes used by the Fund, or alternatively whether such indexes will be utilized as benchmarks against which the Fund will measure performance. If the Fund is intended to be an “index fund,” please explain how investment decisions are made considering the Fund tracks exposure on a notional basis.

Response. The Fund is not intended to be an “index fund.” While the Fund will seek, with respect to the Inflation-Linked Portfolio, to provide a return that approximates, before fees and expenses, the performance of an index, and all or a significant portion of the Commodity-Linked Portfolio’s assets may be invested in instruments the performance of which is based on an index, the Adviser will actively manage the Fund’s exposure to each Portfolio in seeking to gain the desired exposure to commodities and risk/return profile. The Fund’s overall portfolio is not designed to replicate the performance of any index, and the Fund’s performance will deviate, potentially significantly, from the performance of any index used by the Fund.

(iii). In the first paragraph, please clarify what it means that the Commodity-Linked Portfolio is “backed by” the Inflation-Linked Portfolio.

Response. The first paragraph has been updated to clarify that the Inflation-Linked Portfolio may provide liquidity for the Fund or serve as margin or collateral for the Commodity-Linked Portfolio.

(iv). In the second paragraph, please describe in plain English the terms “excess and total return swap” and “inflation swap.”

Response. The requested changes have been made.

Karen L. Rossotto, Esq.

June 13, 2023

(v). In the second paragraph, please clarify the types of vehicles that are referenced by “exchange-traded commodity pools” and “exchange-traded funds.”

Response. The requested changes have been made.

(vi). Please revise the last sentence of the second paragraph to specifically state the commodities to which the Fund will provide exposure.

Response. The Fund does not have a principal investment strategy to invest only in certain commodities. The Fund may invest in a wide range of commodities, and the Fund will disclose the ones to which it has material exposure. The referenced list is included in the prospectus for the benefit of shareholders to provide them with information regarding commodities generally. For these reasons, the Fund respectfully declines to make any changes to the referenced language in the “Principal Investment Strategies” section in response to this comment. However, disclosure has been added to the “More Information about the Fund’s Investment Objective and Principal Investment Strategies” section to specify the physical commodities to which the Fund may have material exposure as of the date of the Prospectus.

(vii). In the third paragraph, please describe in plain English the term “contango.”

Response. The third paragraph has been updated to state that “contango” refers to a market in which the price for a new futures contract is more than the price of the expiring contract.

(viii). Please specifically disclose the percentage of the Fund’s assets that are expected to be allocated to each of the Portfolios referenced in this section.

Response. The requested changes have been made.

(ix). In the fourth paragraph, please provide a plain-English description of the term “inflation protected.”

Response. The fourth paragraph has been updated to state that inflation-protected securities, including TIPS, are fixed income securities for which the principal and/or interest income paid is linked to inflation rates.

(x). Please disclose the expected duration of the Fund’s fixed income securities.

Response. Disclosure has been added to clarify that the Fund’s fixed income securities can be of any duration.

(xi). Please explain in plain English what “expressed on a notional basis” means with respect to Index exposures.

Response. The referenced language has been deleted in connection with revisions that were made to address comments set forth above. Accordingly, no changes have been made in response to this comment.

(xii). Please disclose supplementally how the Fund ensures its status as a RIC when measuring exposure to commodities on a notional basis.

Karen L. Rossotto, Esq.

June 13, 2023

Response. In order for the Fund to qualify as a regulated investment company (“RIC”) under the Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) the Fund must, among other requirements, derive at least 90% of its gross income each taxable year from qualifying income. The Fund’s investment in the Subsidiary is expected to provide the Fund with exposure to commodities markets within the limitations of the federal tax requirements under Subchapter M of the Code. The “Subpart F” income (defined in Section 951 of the Code to include passive income, including from commodity-related derivatives) of the Fund attributable to its investment in the Subsidiary is “qualifying income” to the Fund to the extent that such income is derived with respect to the Fund’s business of investing in stock, securities or currencies. The Fund expects to receive an opinion of counsel based on customary representations that to the extent of actual distributions made to the Fund by the Subsidiary, its “Subpart F” income attributable to its investment in the Subsidiary derived with respect to the Fund’s business of investing in stock, securities or currencies should be treated as “qualifying income,” which is consistent with the Internal Revenue Service (the “IRS”) regulations. Accordingly, to the extent the Subsidiary makes distribution out of its earnings and profits, the Fund expects such distributions to be treated as qualifying income. The Adviser will monitor the Fund’s investments in the Subsidiary to ensure that no more than 25% of the Fund’s assets are invested in the Subsidiary to ensure compliance with the Fund’s asset diversification test.

(xiii). In the last paragraph, please explain in plain English what it means that the Fund will target notional exposure to commodities and TIPS in aggregate equal to 200% of the Fund’s net assets.

Response. The last paragraph has been revised to clarify that a notional exposure of 200% would mean that the value of the commodities and TIPS in the Fund’s portfolio and represented by the Fund’s derivatives would equal two times the NAV of the Fund.

5.	Comment. In the “Principal Risks” section:

(i) Please define “ETPs” in the heading of the “Investing in ETPs Risk” risk paragraph.

Response. The requested change has been made.

(ii). The Staff notes that the “Indexing Risk” disclosure indicates the Fund will be an “index fund.” Please revise if necessary in connection with the Fund’s response to Comment 4(ii) above.

Response. As discussed in response to Comment 4(ii) above, the Fund is not intended to be an “index fund.” However, with respect to the Inflation-Linked Portfolio, the Fund will seek to provide a return that approximates, before fees and expenses, the performance of an index. Accordingly, the referenced risk disclosure have been revised to clarify that it is applicable only with respect to the Inflation-Linked Portfolio.

(iii). Please consider supplementing the Fund’s risk disclosure in light of current economic events that may impact the Fund.

Response. The Trust has considered the impact of current market events and concluded that no additional risk disclosure is necessary.

(iv). Under “Tax Risk,” please describe the relevance of “qualifying income” to the Fund in greater detail.

Response. The requested change has been made.

Karen L. Rossotto, Esq.

June 13, 2023

(v). Under “Tax Risk,” please consider shortening the current disclosure and moving some of the current language to Item 9 or the SAI.

Response. The requested change has been made and some of the referenced language has been moved to Item 9.

6.	Comment. Please restate the Fund’s investment objective in Item 9.

Response. The requested change has been made.

7.	Comment. The Staff notes that the “Derivatives Risk” disclosure in the “More Information about the Fund’s Investment Objective and Principal Investment Strategies” section includes references to regulations governing derivatives markets that has been adopted and implemented by non-U.S. regulators. If the Fund will invest on a principal basis in non-U.S. investments, please disclose such investments in the “Principal Investment Strategies” section of the Prospectus. Otherwise, please consider deleting “non-U.S.” references in the referenced section.

Response. The Fund does not invest in non-U.S. investments as part of its principal investment strategies. Accordingly, the referenced disclosure has been deleted.

8.	Comment. In the “Investment Adviser” section, please provide the period covered by the annual or semi-annual report in which a discussion regarding the basis for the Board’s approval of each Fund’s investment advisory agreement will be available.

Response. The requested changes will be made in a subsequent post-effective amendment to the Trust’s registration statement, once the information is available.

9.	Comment. In the “Related Performance Data of Comparable Account” section:

(i). Please confirm supplementally that the net of fees presentation shows performance net of all actual fees and expenses, including sales loads.

Response. The Adviser confirms that all fees and expenses, including sales loads, if any, but excluding custodial fees, are included in the “net of fees” calculations.

(ii). Please confirm supplementally in correspondence that the Fund has the records necessary to support calculation of the performance under 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in each Composite, in accordance with Rule 204-2(a)(16) under the Advisers Act.

(iii). The related performance presentation suggests that the Adviser has limited experience managing commodity-related investments and has not managed such investments over a market cycle. Please consider the need for enhanced risk disclosure concerning the Adviser’s limited experience with the strategy.

Karen L. Rossotto, Esq.

June 13, 2023

Response. The following risk disclosure has been added to the Prospectus in response to this comment:

Adviser Risk — The Adviser has limited prior experience managing commodity-related portfolios. As a result, investors do not have a track record of managing a commodity-related portfolio from which to judge the Adviser, and the Adviser may not achieve the intended result in managing the Fund.

10.	Comment. Please disclose that the fair value policies and procedures implemented by the Adviser have been approved by the Board.

Response. The requested change has been made.

11.	Comment. With respect to the Subsidiary, please:

(i). Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response. The Trust directs the Staff’s attention to the following disclosure in the “More Information about the Fund’s Investment Objective and Principal Investment Strategies” section: “The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. The Subsidiary complies with the 1940 Act’s provisions relating to affiliated transactions and custody of assets.” Accordingly, the Trust believes that no additional disclosure is necessary.

(ii). Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response. The Trust directs the Staff’s attention to the following disclosure in the “More Information about the Fund’s Investment Objective and Principal Investment Strategies” section: “The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. The Subsidiary complies with the 1940 Act’s provisions relating to affiliated transactions and custody of assets.” Accordingly, the Trust believes that no additional disclosure is necessary.

(iii). Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the Subsidiary.

Response. The Trust confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary.

(iv). Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response. The Trust confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Karen L. Rossotto, Esq.

June 13, 2023

(v). Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response. The Trust confirms that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

(vi). Confirm in correspondence the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response. The Trust confirms that the Subsidiary and its board of directors will designate an agent for services of process in the United States.

(vii). Confirm the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response. The Trust confirms that the Adviser does not charge any management fees, including any performance fees, to the Subsidiary, and thus “Management Fees” reflects only the management fees paid by the Fund to the Adviser. The Trust also confirms that the Subsidiary’s expenses are included in “Other Expenses.”

(viii). Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London